

November 16, 2012

Via E-mail
Gary D. Newsome
President and Chief Executive Officer
Health Management Associates, Inc.
5811 Pelican Bay Boulevard
Suite 500
Naples, FL 34108-2710

>   **Re: Health Management Associates, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 27, 2012**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2012**
>   **Filed November 2, 2012**
>   **File No. 001-11141**

Dear Mr. Newsome:

    We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011
Notes to Consolidated Financial Statements
1. Business and Summary of Significant Accounting Policies, page 68

1. You recognized approximately $40 million in Medicare and Medicaid HCIT incentive payments and disclose that you expect to receive additional reimbursement under the meaningful use measurement standard of the HCIT Programs ranging from $90 million to $120 million. Please provide us proposed disclosure to be included in future periodic reports of your income recognition accounting policies, separately, for the Medicare and Medicaid HCIT incentive payments.

Form 10-Q for the Quarterly Period Ended September 30, 2012
Notes to Interim Condensed Consolidated Financial Statements
2. Net Revenue, Provision for Doubtful Accounts, Cost of Revenue and Other, page 8

2. Please provide us proposed disclosure to be included in future periodic reports that complies with ASC 954-310-50-3b.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant